Exhibit 99.21

KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sigma Lithium Corporation (formerly known as Sigma Lithium Resources Corporation)

We consent to the use of our reports, dated May 3, 2021 and May 15, 2020, with respect to the consolidated financial statements included in this Registration Statement on Form 40-F.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

September 8, 2021

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.